Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Yalla Group Limited:

We consent to the incorporation by reference in the registration statement (No. 333-249519) on Form S-8 of Yalla Group Limited of our report dated April 2, 2021, with respect to the consolidated balance sheets of Yalla Group Limited as of December 31, 2020 and 2019, the related consolidated statements of comprehensive income, stockholders’ equity/(deficit), and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements ), which report appears in the December 31, 2020 annual report on Form 20-F of Yalla Group Limited.

/s/ KPMG Huazhen LLP

Beijing, China

April 2, 2021